Exhibit 99.33

Notice to Reader

FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2017 ARE MATERIALLY MISSTATED

The interim consolidated financial statements as at June 30, 2017 and for the three month periods ended June 30, 2017 and 2016 are materially misstated and have not been amended and restated for the material error related to the fair value of the equity interest in AusCann Group Holdings Ltd. All related disclosures related to this June 30, 2017, including MD&A and press releases are also not restated and contain errors related to this material misstatement.

The material error in these June 2017 financial statements is further described below which is an excerpt from Note 2 of Canopy Growth Corporation’s Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2017 and 2016, which can also be found as Exhibit 99.73 to this Form 40-F Registration Statement.

DESCRIPTION OF MATERIAL MISSTATEMENT

Subsequent to the release of the financial statements for the quarter ended June 30, 2017 management determined that the fair value of the equity interest (comprised of ordinary shares and performance shares) and options it held in AusCann Group Holdings Ltd. (Note 12) was understated by $18,328 and $5,702 respectively at March 31, 2017 and $9,042 and $2,022 at June 30, 2017 (fair value is determined in the manner described in note 20). There was no impact to the comparative periods in the previous fiscal year.

Accordingly, the Company has restated and refiled the consolidated statement of financial position as at March 31, 2017 and the consolidated statement of operations, consolidated statement of changes in shareholders’ equity, consolidated statement of comprehensive loss/(income), and the consolidated statement of cash flows for the year ended March 31, 2017 to correct this error, and the comparative figures in the financial statements for the three and six months ended September 30, 2017 reflect this restatement. The previously disclosed immaterial correction of an error in the period ended March 31, 2017 has now been corrected in in the annual financial statements.

The following tables summarize the effects of the adjustments described above on the condensed interim consolidated statement of financial position as at June 30, 2017 and the condensed interim consolidated statement of operations, condensed interim consolidated statement of changes in shareholders’ equity, condensed interim consolidated statement of comprehensive loss, and the condensed interim consolidated statement of cash flows for the quarter ended June 30, 2017. The balances for the six months ended September 30, 2017 reflect these adjustments.

Line item on condensed interim consolidated statement of financial position and condensed interim consolidated statement of changes in shareholders’ equity:

	As at		As at
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Other assets	1,214	(1,214)	—
Other financial assets	—	12,459	12,459
Total assets	743,663	11,245	754,908
Accumulated other comprehensive Income	604	7,844	8,448
Deficit	(33,750)	3,401	(30,349)
Equity attributable to Canopy Growth Corporation	647,481	11,245	658,726
Total equity	682,859	11,245	694,104
Total liabilities and shareholders’ equity	743,663	11,245	754,908

Line item on condensed interim consolidated statement of operations:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Fair value changes on financial assets	—	(3,500)	(3,500)
Income tax	(103)	(1,230)	(1,333)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Net loss attributable to Canopy Growth Corporation	(4,324)	(4,730)	(9,054)
Net loss per share	(0.03)	(0.03)	(0.06)

Line item on condensed interim consolidated statement of comprehensive loss:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Change in fair value of AFS investment	—	(9,285)	(9,285)
Income tax		1,230	1,230
Total comprehensive loss for the period	(4,038)	(12,785)	(16,823)
Total comprehensive loss attributable to Canopy Growth Corporation	(3,918)	(12,785)	(16,703)

Line item on condensed interim consolidated statement of cash flows:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Fair value changes on financial assets	—	(3,500)	(3,500)
Income tax expense	(103)	(1,230)	(1,333)

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(IN CANADIAN DOLLARS)

CANOPY GROWTH CORPORATION

TABLE OF CONTENTS

Condensed interim consolidated statements of financial position	1

Condensed interim consolidated statements of operations	2

Condensed interim consolidated statements comprehensive loss	3

Condensed interim consolidated statements of changes in shareholders’ equity	4

Condensed interim consolidated statements of cash flows	5

Notes to the condensed interim consolidated financial statements	6-25

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED

(Expressed in CDN $000’s)	June 30, 2017	March 31, 2017
		(As restated -
		see note 2)
Assets
Current assets
Cash and cash equivalents (Note 12 a and 19)	$115,494	$101,800
Restricted short-term investments (Note 5)	550	550
Amounts receivable (Note 6)	6,481	5,815
Biological assets (Note 7)	9,283	14,725
Inventory (Note 7)	65,486	45,981
Prepaid expenses and other assets	4,617	3,735

	201,911	172,606
Assets classified as held for sale (Note 8)	6,180	6,180

	208,091	178,786
Property, plant and equipment (Note 9)	103,842	96,270
Intangible assets (Note 11)	159,019	162,263
Goodwill (Note 11)	271,497	241,371
Other assets (Note 12 b) (ii))	1,214	—

	$743,663	$678,690

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$13,417	$15,386
Deferred revenue	708	588
Current portion of long-term debt (Note 13)	1,691	1,691

	15,816	17,665
Long-term debt (Note 13)	8,223	8,639
Deferred tax liability	36,027	35,924
Other long-term liabilities	738	766

	60,804	62,994

Commitments and contingencies (Note 18)
Shareholders’ equity
Share capital (Note 15)	652,451	621,541
Other reserves (Note 15)	28,176	23,415
Accumulated other comprehensive loss	604	198
Deficit	(33,750)	(29,426)

Equity attributable to Canopy Growth Corporation	647,481	615,728

Non-controlling interests (Note 12 a)	35,378	(32)

Total equity	682,859	615,696

	$743,663	$678,690

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED

(Expressed in CDN $000’s except share amounts)	June 30, 2017	June 30, 2016
Revenue	$15,873	$6,984

Inventory production costs expensed to cost of sales	6,848	2,779

Gross margin before non-cash (gains) losses	9,025	4,205
Fair value changes in biological assets included in inventory sold	11,000	3,875
Unrealized gain on changes in fair value of biological assets (Note 7)	(21,670)	(3,115)

Gross margin	19,695	3,445

Sales and marketing	6,405	2,260
Research and development	133	403
General and administration	7,493	2,850

Operating expenses before the undernoted	14,031	5,513
Acquisition-related costs	836	—
Share of loss in equity investments	—	220
Share-based compensation expense (Note 15)	2,881	888
Share-based compensation expense related to acquisition milestones (Note 15)	1,130	—
Depreciation and amortization	5,057	911

Operating expenses	23,935	7,532

Loss from operations	(4,240)	(4,087)

Interest income (expense)	19	(47)
Other expense, net	(120)	—
Increase in fair value of acquisition consideration related liabilities	—	(12)

Other expenses	(101)	(59)

Net loss before income taxes	(4,341)	(4,146)

Income tax (expense) recovery	(103)	197

Net loss after income taxes	$(4,444)	$(3,949)

Net loss attributable to:	$(4,324)
Canopy Growth Corporation		$(3,949)
Non-controlling interests	(120)	—

	$(4,444)	$(3,949)

Earnings per share, basic and diluted	$(0.03)
Net loss per share (Note 16):		$(0.04)
Weighted average number of outstanding common shares:	163,884,269	103,663,724

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED

(Expressed in CDN $000’s)	June 30, 2017	June 30, 2016
Net loss after income taxes	$(4,444)	$(3,949)

Exchange differences on translating foreign operations	406	—

Total comprehensive loss for the year	$(4,038)	$(3,949)

Total comprehensive loss attributable to:	$(3,918)
Canopy Growth Corporation		$(3,949)
Non-controlling interests	(120)	—

	$(4,038)	$(3,949)

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED

(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	OCI - Exchange differences	Deficit	Non-controlling interests	Shareholders’ equity
Balance at March 31, 2016	98,818,213	131,080	5,804	676	—	—	(13,775)	—	123,785
Exercise of warrants	213,104	195	607	(676)	—	—	—	—	126
Exercise of ESOP stock options	623,715	1,016	(357)	—	—	—	—	—	659
Equity financing—April 15, 2016—net of share issue costs of $707	5,002,500	10,799	—	—	—	—	—	—	10,799
Issuance of shares per service agreements	38,656	108	—	—	—	—	—	—	108
Shares released from escrow related to the MedCann Access acquisition	288,861	—	—	—	—	—	—	—	—
Share-based compensation	—	—	867	—	—	—	—	—	867
Net loss	—	—	—	—	—	—	(3,949)	—	(3,949)

Balance at June 30, 2016	104,985,049	$143,198	$6,921	$—	$—	$—	$(17,724)	$—	$132,395

Balance at March 31, 2017 (As restated—see note 2)	162,187,262	621,541	23,415	—	—	198	(29,426)	(32)	615,696
Exercise of ESOP stock options (Note 15)	728,776	2,347	(836)	—	—	—	—	—	1,511
Shares released from escrow to LBC Holdings, Inc. (Note 15)	21,959	234	(234)	—	—	—	—	—	—
Shares released from escrow related to the MedCann Access acquisition (Note15)	144,378	234	(234)	—	—	—	—	—	—
Shares released from escrow related to the Hemp.CA acquisition (Note 15)	129,016	—	—	—	—	—	—	—	—
Issuance of shares for rTrees acquistion (Note 10)	698,901	28,095	1,079	1,303					30,477
Shares released from escrow related to the rTrees acquisition (Note 15)	698,901	—	—	—	—	—	—	—	—
Share-based compensation (Note 15)	—	—	3,563	—	—	—	—	—	3,563
Non-controlling interest arising from Canopy Rivers financing net of share issue costs of $1,425 (Note 12 a)	—	—	—	—	120	—	—	35,135	35,255
Additional non-controlling interest relating to share-based payment (Note 12 a)								395	395
Net loss	—	—	—	—	—	—	(4,324)	(120)	(4,444)
Other comprehensive income	—	—	—	—	—	406	—	—	406

Balance at June 30, 2017	164,609,193	$652,451	$26,753	$1,303	$120	$604	$(33,750)	$35,378	$682,859

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED

(Expressed in CDN $000’s)	June 30, 2017	June 30, 2016
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(4,444)	$(3,949)
Items not affecting cash:
Depreciation of property, plant and equipment	1,735	837
Amortization of intangible assets	3,322	74
Share of loss in equity investments	—	220
Fair value changes in biological assets included in inventory sold	11,000	3,875
Unrealized gain on changes in fair value of biological assets	(21,670)	(3,115)
Share-based compensation (Note 15)	3,958	975
Loss on disposal of property, plant and equipment	143	—
Income tax expense (recovery)	103	(197)
Increase in fair value of acquisition consideration related liabilities	—	12
Changes in non-cash operating working capital items (Note 19)	(6,539)	(2,503)

Net cash used in operating activities	(12,392)	(3,771)

Investing
Purchases of property, plant and equipment and assets in process	(9,749)	(3,706)
Purchases of intangible assets and intangibles in process	(34)	—
Net cash outflow on acquisition of subsidiaries (Note 10)	(391)	—

Net cash used in investing activities	(10,174)	(3,706)

Financing
Proceeds from issuance of shares in subsidiary, net of share issue costs of $1,425 (Note 12 a)	35,255	—
Proceeds from issuance of common shares	—	11,506
Proceeds from exercise of stock options	1,511	659
Proceeds from exercise of warrants	—	126
Payment of share issue costs	(90)	(790)
Increase in capital lease obligations	—	260
Repayment of long-term debt	(416)	(154)

Net cash provided by financing activities	36,260	11,607

Net cash inflow	13,694	4,130
Cash and cash equivalents, beginning of year	101,800	15,397

Cash and cash equivalents, end of year	$115,494	$19,527

See Note 19 for supplementary cash flow information

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

1.	DESCRIPTION OF BUSINESS

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED”.

The condensed interim consolidated financial statements as at and for the three months ended June 30, 2017 and 2016, include Canopy Growth Corporation and its subsidiaries (together referred to as the “Company”) and the Company’s interest in affiliated companies. The Company’s major subsidiaries include Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), Bedrocan Canada Inc. (“Bedrocan Canada”), and Mettrum Health Corp. (“Mettrum”), which includes wholly-owned subsidiaries, Mettrum Ltd. and Agripharm Corp.), and Tweed Grasslands Cannabis Inc. (“Tweed Grasslands”) which are all licensed producers of medical cannabis in Canada, and Canopy Rivers Corporation (“Canopy Rivers”).

The principal activities of Tweed, Bedrocan Canada, and Mettrum are the production and sale of medical cannabis and the principal activity of Tweed Farms and Tweed Grasslands is the growing, possession and shipping of medical cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

The principal activity of Canopy Rivers is to provide growth capital and a strategic support platform focused on accelerating development of the craft and commercial scale the federally regulated Canadian cannabis industry.

A complete list of the Company’s subsidiaries and interests in affiliates is detailed in Note 3.

2.	CORRECTION OF AN IMMATERIAL ERROR

Subsequent to the release of the financial statements for the year ended March 31, 2017 management identified an immaterial non-cash error in the valuation of biological assets that caused the previously reported net loss after tax to be overstated by $956. Specifically, the reported biological assets were understated by $1,082 and the deferred tax liability was understated by $126 as at March 31, 2017, and the unrealized gain on changes in fair value of biological assets was understated by $1,082 and the income tax recovery was overstated by $126 for the year ended March 31, 2017. As a result, the net loss after tax improved from $16,658 to $15,702. Accordingly, the Company has restated the Consolidated Statement of Financial Position, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders’ Equity, Statement of Comprehensive Loss, and the Consolidated Statement of Cash Flows to correct the error.

The following table presents the balances as previously reported and as restated in the Consolidated Statement of Financial Position and Consolidated Statement of Changes in Shareholders’ Equity:

	As at		As at
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Biological assets	13,643	1,082	14,725
Current assets	171,524	1,082	172,606
Current assets and Assets classified as held for sale	177,704	1,082	178,786
Total assets	677,608	1,082	678,690
Deferred tax liability	35,798	126	35,924
Total liabilities	62,868	126	62,994
Deficit	(30,382)	956	(29,426)
Equity attributable to Canopy Growth Corporation	614,772	956	615,728
Total equity	614,740	956	615,696
Total liabilities and shareholders’ equity	677,608	1,082	678,690

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

2.	CORRECTION OF AN IMMATERIAL ERROR (CONTINUED)

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations for the year ended March 31, 2017:

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	(60,061)	(1,082)	(61,143)
Cost of sales (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	2,263	(1,082)	1,181
Gross margin	37,632	1,082	38,714
Loss from operations	(15,215)	1,082	(14,133)
Net loss before income taxes	(17,059)	1,082	(15,977)
Income tax recovery	401	(126)	275
Net loss after income taxes	(16,658)	956	(15,702)
Net loss attributable to Canopy Growth Corporation	(16,607)	956	(15,651)

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Comprehensive loss for the year ended March 31, 2017:

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(16,658)	956	(15,702)
Total comprehensive loss for the year	(16,460)	956	(15,504)
Total comprehensive loss attributable to Canopy Growth Corporation	(16,409)	956	(15,453)

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Cash Flows for the year ended March 31, 2017:

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(16,658)	956	(15,702)
Unrealized gain on change in fair value of biological assets	(60,061)	(1,082)	(61,143)
Income tax (recovery) expense	(401)	126	(275)

The Company previously reported a loss per share of $0.14 for the year ended March 31, 2017. As restated the loss per share improved to $0.13.

The error had no impact on the Condensed Interim Consolidated Statement of Operations, Condensed Interim Consolidated Statement of Comprehensive Loss, or the Condensed Interim Consolidated Statement of Cash Flows for the comparative quarter ended June 30, 2016.

3.	BASIS OF PRESENTATION

Statement of compliance

The condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”), in accordance with subparagraph 3.2(1) (b) of NI 52-107, following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended March 31, 2017. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements of the Company for the year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

3.	BASIS OF PRESENTATION (CONTINUED)

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on August 13, 2017.

Basis of measurement

These condensed interim consolidated financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets, assets classified as held for sale and acquisition related contingent liabilities and derivatives, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the statements of operations and comprehensive loss are presented by function. See Note 22 for details of expenses by nature.

Basis of consolidation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries.

The table below lists the Company’s subsidiaries and investments in affiliates and the ownership interests in each.

Subsidiary	% ownership	Accounting method
Tweed Inc.[1]	100%	Consolidation
Tweed Farms Inc.[1]	100%	Consolidation
Bedrocan Canada Inc.[1]	100%	Consolidation
Mettrum Health Corp.[1]	100%	Consolidation
Mettrum (Bennett North) Ltd.[1]	100%	Consolidation
Agripharm Corp.[1]	100%	Consolidation
Tweed Grasslands Cannabis Inc.[1]	100%	Consolidation
Mettrum Hempworks Inc.[2]	100%	Consolidation
Groupe H.E.M.P.CA2	75%	Consolidation
Spektrum Cannabis GmbH[3]	100%	Consolidation
9388036 Canada Inc.	100%	Consolidation
Vert Cannabis Inc.	100%	Consolidation
2344823 Ontario Inc. d/b/a Bodystream	100%	Consolidation
Apollo Applied Research Inc.	100%	Consolidation
Apollo CRO Inc.	100%	Consolidation
Mettrum Ltd.	100%	Consolidation
7218737 Delaware Inc.	100%	Consolidation
Spectrum Chile SpA	85%	Consolidation
Canopy Rivers Corporation	34.5%	Consolidation
Canopy Health Innovations Inc.	46.15%	Equity
Bedrocan Brasil S.A.	39.387%	Equity
Entourage Phytolab S.A.	38.462%	Equity
AusCann Operations Ltd.	11.17%	Cost
Scientus Pharma Inc. (formerly CannScience Innovations Inc.)	10.02%	Cost

Notes:

1	- Licensed under ACMPR
2	- Licensed by Health Canada to cultivate hemp and extract oil from hemp seeds
3	- Import license in Germany

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	CHANGES TO ACCOUNTING STANDARDS AND INTERPRETATIONS

New and revised IFRS in issue but not yet effective

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New and revised IFRS in issue but not yet effective (continued)

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018.

IFRS 16 Leases

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company is assessing the impact of the new or revised IFRS standards in issue but not yet effective on its financial position and financial performance.

5.	RESTRICTED SHORT-TERM INVESTMENT

Short-term restricted investments consist of a $250 guaranteed investment certificate that matured on May 28, 2017, and was subsequently renewed to a maturity date of September 1, 2018, bearing an annual interest rate of 1.6% and a $300 guaranteed investment certificate maturing March 21, 2018 bearing an annual interest rate of 1.0%.

The $250 investment is held by the bank as collateral for an issued Letter of Credit for the Industrial Electricity Incentive Contract Stream and the $300 investment is held by the bank as security for the repayment of a Letter of Credit with Hydro One Networks Inc.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivable consists of trade accounts receivable, harmonized sales tax (“HST”) receivable, and interest receivable. The breakdown of the amounts receivable balance was as follows:

	June 30, 2017	March 31, 2017
		(As restated - see note 2)
Accounts receivable	$2,570	$2,794
HST receivable	3,625	2,769
Interest receivable	286	252

Total amounts receivable	$6,481	$5,815

7.	BIOLOGICAL ASSETS AND INVENTORY

The Company’s biological assets consists of seeds and medical cannabis plants. The continuity of biological assets for the three months ended June 30, 2017 and the year ended March 31, 2017 was as follows:

	June 30, 2017	March 31, 2017
		(As restated - see note 2)
Balance, beginning of period	$14,725	$5,321
Purchases of seeds	—	70
Acquired biological assets	—	1,691
Changes in fair value less costs to sell due to biological transformation	21,6 70	61,073
Transferred to inventory upon harvest	(27,112)	(53,430)

Balance, end of period	$9,283	$14,725

As at June 30, 2017, included in the carrying amount of biological assets was $377 in seeds and $8,906 in live plants ($377 in seeds and $14,348 in live plants as at March 31, 2017).

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;

•	yield by strain of plant;

•	percentage of costs incurred to date compared to the total costs to be incurred are used to estimate the fair value of an in-process plant; and

•	percentage of costs incurred for each stage of plant growth was estimated.

On average, the grow cycle is 12 weeks. All of the plants are to be harvested as agricultural produce (i.e., medical cannabis) and as at June 30, 2017, on average, were 19% complete, compared to 43% average stage of completion as at March 31, 2017. Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow more quantity of the same plant. Once mature, bearer plants are plants that are held solely to grow produce over their useful life. The cuttings taken from bearer plants are accounted for under IAS 41.

The Company estimates the harvest yields for the plants at various stages of growth. As of June 30, 2017, it is expected that the Company’s biological assets will yield approximately 7,394 kg compared to 5,858 kg at March 31, 2017. The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

7.	BIOLOGICAL ASSETS AND INVENTORY (CONTINUED)

Inventory was comprised of the following items:

	June 30, 2017	March 31, 2017
		(As restated - see note 2)
Dry Cannabis
Finished goods	$7,405	$2,478
Work-in-process	42,722	33,418

Cannabis Oils	50,127	35,896
Finished goods	2,424	2,085
Work-in-process	7,154	5,492

	9,578	7,577
Capsules - Finished goods	2,873	—
Seeds - Finished goods	73	74

	62,651	43,547
Product for resale (vaporizers and other)	1,256	1,017
Supplies and consumables	1,579	1,417

	$65,486	$45,981

The amount of inventories recognized as an expense during the three months ended June 30, 2017 was $16,088 (three months ended June 30, 2016—$6,654).

8.	ASSETS CLASSIFIED AS HELD FOR SALE

The assets acquired and held for sale represent a non-strategic facility located at 1100 Bennett Road in Bowmanville, Ontario (“Bennett North”). Bennett North is licensed under the ACMPR. On September 16, 2016 and prior to being acquired by the Company, Mettrum entered into an agreement with Cannabis Care Canada Inc. (“CCC”) to sell Bennett North, for $7,000 in cash. Mettrum also entered into agreements to provide transitional services to CCC and a three-year supply agreement with CCC to provide medical cannabis and cannabis extracts. On March 15, 2017, the parties entered into a share purchase amending agreement to extend the original agreement to June 30, 2017. On May 23, 2017, the agreement was further extended to December 31, 2017.

At June 30, 2017, assets classified as held for sale of $6,180 are presented net of the associated deferred tax liability of $820.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

COST	Balance at April 1, 2017	Additions	Additions from acquisitions	Disposals/ adjustments	Balance at June 30, 2017
	(As restated -
	see note 2)
Computer equipment	$4,181	$190	$—	$79	$4,450
Office/lab equipment	831	299	—	198	1,328
Furniture and fixtures	875	157	—	—	1,032
Production equipment	11,132	973	—	2,402	14,507
Leasehold improvements	17,155	19	—	—	17,174
Building and improvements	43,449	1,654	—	12,398	57,501
Greenhouse and improvements	3,528	65	—	—	3,593
Land and improvements	2,397	—	—	—	2,397
Assets in process	19,302	4,786	1,322	(15,250)	10,160

Total	102,850	8,143	1,322	(173)	112,142

ACCUMULATED DEPRECIATION	Balance at April 1, 2017	Additions	Disposals/ adjustments	Balance at June 30, 2017
	(As restated -
	see note 2)
Computer equipment	$889	$214	$—	$1,103
Office/lab equipment	82	68	—	150
Furniture and fixtures	82	19	—	101
Production equipment	1,038	487	(15)	1,510
Leasehold improvements	1,930	313	—	2,243
Building and improvements	2,182	595	—	2,777
Greenhouse and improvements	358	37	—	395
Land and improvements	19	2	—	21

Total	6,580	1,735	(15)	8,300

Net book value	$96,270			$103,842

During the three months ended June 30, 2017, the assets in process additions were $4,786 of which $3,036 related principally to the expansion or growing operations at Tweed. The remaining $1,750 was mainly for ongoing projects at Mettrum and Vert Medical Inc. (“Vert”).

10.	ACQUISITION

rTrees Producers Limited (“rTrees”)

On May 1, 2017, the Company purchased 100% of the issued and outstanding shares of rTrees, a late-stage ACMPR applicant based in Yorkton, Saskatchewan. The transaction was accounted for as a business combination.

The consideration for the transaction included 3,494,505 common shares issued to former shareholders of rTrees, of which 2,795,604 common shares were to be held in escrow and will be either (i) released to the former shareholders of rTrees upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation. The 698,901 shares released on closing were recorded at an issue price of $9.13 for consideration of $6,381. The shares being held in escrow represent consideration contingent on future performance related to specific license achievements within five years of the acquisition date. The license achievements are recorded as equity based on the estimated probability of occurring over the five years following the date of acquisition. The expected license achievements were assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $25,524 with a fair value of $21,714 at the acquisition date. See Note 15 for details on release of the escrowed shares.

Other consideration included $1,079 of replacement options, $1,303 of replacement warrants, and an effective settlement of a note receivable of $450 for total consideration of $30,927.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

10.	ACQUISITION (CONTINUED)

The preliminary purchase price was allocated as follows:

Net assets acquired	$1,191
Goodwill	29,736

Total purchase price	$30,927

The net assets acquired included the following:
Cash and cash equivalents	$59
Amounts receivable	16
Prepaids and other assets	6
Property, plant and equipment	1,322

Total assets	1,403

Accounts payable and accrued liabilities	212

Total liabilities	212

Net assets acquired	$1,191

Goodwill arose in the acquisition of rTrees because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth in the Canadian market and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Net cash outflow on acquisition of rTrees is as follows:

Consideration paid in cash	$(450)
Less: Cash and cash equivalents acquired	59

Net cash outflow	$(391)

For the three months ended June 30, 2017, rTrees accounted for $161 in net loss from May 1, 2017 to June 30, 2017.

Had the business combination been effected at April 1, 2017, management estimates that the revenue of the Company would have been $ 10 higher and the loss of the Company would be increased by $24 for the three months ended June 30, 2017.

The purchase price allocation relating to the acquisition is not yet finalized and the allocation of the price to the various assets acquired is subject to change.

During the first quarter, rTrees met its first licensing milestone to result in the release of 698,901 shares from escrow to leave 2,096,703 shares in escrow at June 30, 2017.

On June 30, 2017, rTrees changed its name to Tweed Grasslands Cannabis Inc.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

11.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the quarter ended June 30, 2017 is as follows:

COST	Balance at April 1, 2017	Additions	Additions from acquisitions	Disposals/ adjustments	Exchange differences	Balance at June 30, 2017
	(As restated -
	see note 2)
Health Canada licenses	$92,200		$—	$—	$—	$92,200
Distribution Channel	38,900	—	—	—	—	38,900
Product rights	28,000	—	—	—	—	28,000
Brand	3,410	—	—	—	—	3,410
Import license	795	—	—	—	33	828
Software	1,197	25	—	15	(1)	1,236
Domain name	54	—	—	—	—	54
Intangibles in process	92	39	—	(30)	—	101

Total	164,648	64	—	(15)	32	164,729

ACCUMULATED AMORTIZATION
Health Canada licenses	$985	$872	$—	$—	$—	$1,857
Distribution Channel	1,000	2,242	—	—	—	3,242
Import license	57	52	—	—	3	112
Software	305	153	—	—	—	458
Domain name	38	3	—	—	—	41

Total	2,385	3,322	—	—	3	5,710

Net book value	$162,263					$159,019

A continuity of the goodwill for the quarter ended June 30, 2017 is as follows:

	Balance at April 1, 2017	Additions from acquisitions	Exchange differences	Balance at June 30, 2017
Mettrum	$207,081	—	—	$207,081
Tweed Grasslands	—	29,736		29,736
Bedrocan	18,606	—	—	18,606
MedCann GmbH	9,400	—	390	9,790
Hemp.CA	2,287	—	—	2,287
MedCann Access	2,260	—	—	2,260
Vert	1,737	—	—	1,737

Total	$241,371	$29,736	$390	$271,497

12.	INVESTMENTS

a) Investments in Subsidiaries that have Non-controlling interests

The following table presents the Company’s non-wholly owned subsidiaries that have non-controlling interests:

	Accumulated non-controlling interests
	June 30, 2017	March 31, 2017
		(As restated -
		see note 2)
Canopy Rivers Corporation	$35,439	$—
Non-material non-controlling interests	(61)	(32)

Total non-controlling interests	$35,378	$(32)

On May 12, 2017 the Company advanced $20,000 in the form of a convertible debenture to a newly formed subsidiary company Canopy Rivers. Other investors advanced $953 of seed capital to purchase Class B common shares, including $503 that was advanced by certain employees of the Company and

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

another individual, where the Company provided a share purchase loan which was used to pay for the Class B common shares.

On June 16, 2017, Canopy Rivers completed a Class B common share offering for aggregate gross proceeds of $36,230 at which time the convertible debenture including interest of $57 was converted into Class A common shares of Canopy Rivers. Through these Class A common shares the Company’s ownership interest in Canopy Rivers is 34.5%, but holds 91.3% of the voting rights. The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements. The difference between the consideration paid by investors to acquire the non-controlling interests and the net assets acquired of $120 has been recorded as equity attributable to the parent.

Under the share purchase loan, the Company’s recourse is limited to the shares purchased by the employees and the individual. Accordingly, it is accounted for as a grant of options to acquire 8.7% of Canopy Rivers at $0.05 per share. The options will be considered exercised on the repayment of the loan. The shares have been placed in trust and vest in 3 equal tranches over 3 years if the employees remain as employees of the Company and the individual remains as a consultant and the loan is repaid. In certain cases there are also additional performance targets. The shares were measured at fair value at the date of issuance using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. Where there are performance conditions, in addition to service requirements, the Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period. For the quarter ended June 30, 2017 the Company recorded $395 in share based compensation expense related to this arrangement with a corresponding increase to non-controlling interests.

Summarized financial information with respect to Canopy Rivers at June 30, 2017 is included below:

Cash	$55,698
Other assets	76
Liabilities	(95)
Non-controlling interests	(35,439)

Equity attributable to Canopy Growth Corporation	$20,240

Revenues	$—
Expenses	138

Net loss for the period	$138

Net loss attributable to:
Canopy Growth Corporation	48
Non-controlling interests	90

$138

b)	Investments in Associates

(i) Canopy Health Innovations

On December 2, 2016, the Company announced the formation of a cannabis research incubator, Canopy Health Innovations Inc. (“CHI”). On December 21, 2016, CHI closed an offering to sell common shares of CHI for gross proceeds of approximately $7,000. Following this investment, the Company had a 46.15% ownership interest in CHI.

CHI will operate as an independent and private collaborator of the Company. CHI’s business model is to engage in a number of areas of research, with a strict focus on the creation and enhancement of its own intellectual property. In doing so, it plans to work from genetics and other products sourced from the

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

Company. The Company will retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by CHI.

The Company is accounting for its investment in CHI using the equity method. At June 30, 2017 the investment in CHI was $nil (March 31, 2017—$nil).

(ii) AusCann

On May 20, 2016, the Company closed a partnership with AusCann Operations Ltd. (“AusCann”), whereby the Company obtained a 15% stake in AusCann, a company involved in Australia’s emerging medical cannabis industry, in exchange for its consultation in a number of areas including production, quality assurance, and strategic advisory services. Since then, the Company’s position had been diluted to 11.17%. During the quarter ended June 30, 2017 the Company participated in Auscann’s equity financing round by investing $1,214 to preserve its 11.17% interest in the Company. At June 30, 2017 the investment in AusCann was $1,214 (March 31, 2017—$nil) which is recorded in other assets.

(iii) Bedrocan Brasil and Entourage

On June 28, 2016, the Company signed an agreement with Sao Paulo-based Entourage Phytolab S.A. (“Entourage”), which will see its wholly-owned subsidiary Bedrocan Canada, Bedrocan International BV (“Bedrocan International”) and local Brazilian partners create a new company called Bedrocan Brasil S.A. (“Bedrocan Brasil”). Bedrocan Brasil will facilitate the importation of Bedrocan International’s proprietary standardized cannabis varieties and the Company’s know-how into the Brazilian market. Additionally, the Company partnered with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets. The transactions to establish Bedrocan Brasil and the investment in Entourage was finalized and closed on September 20, 2016. On closing, the Company held a 41.75% interest in Bedrocan Brasil through its subsidiary Bedrocan Canada and a 50% direct ownership interest in Entourage.

On November 23, 2016, the Company, Entourage and Bedrocan Brasil announced an initial funding round of up to USD$3,000 from independent investors in exchange for common shares in Entourage and Bedrocan Brasil which was closed by December 31, 2016. The funding round reduced the Company’s holding in Entourage from 50% to 38.462% and reduced its holding in Bedrocan Brasil from 41.75% to 39.387%. These funds will be used both for the continuing development of Bedrocan Brasil and the launch of the Entourage clinical research plan.

Bedrocan Brasil holds the sole local rights to use the Bedrocan brand, as well as the genetic material and cultivation technology of Bedrocan in Brazil. Initially, Bedrocan Brasil will import cannabis products into Brazil from Canada or the Netherlands, with a view to eventually establishing domestic cultivation facilities in Brazil.

The Company has invested a total of $nil for the quarter ended June 30, 2017, and $1,159 to date, to incorporate Bedrocan Brasil and invest in Entourage.

In addition, the Company will partner with Entourage to use the medical cannabis provided by Bedrocan Brasil to develop innovative medical cannabis products for the Brazilian and international markets.

Entourage will be responsible for developing the standardized cannabis extracts for pre-clinical and clinical trials.

As a result of the funding received on November 23, 2016, the Company accounts for these investments using the equity method of accounting. At June 30, 2017, the investments in both Entourage and Bedrocan Brasil were $nil (March 31, 2017—$nil).

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

(iv) Scientus Pharma Inc.

Through the acquisition of MedCann Access, the Company also acquired a 33% stake in CannScience Innovations Inc. (“CannScience”), a drug development company. CannScience conducted in-depth extracts research, with the ultimate goal of delivering standardized metered dosing in a range of alternate delivery methods. On March 14, 2017 Cannscience amalgamated with Scientus Pharma Inc. reducing the

Company’s ownership from 33% to 10.02%. At June 30, 2017, the investment in Scientus Pharma Inc. was $nil (March 31, 2017—$nil).

13.	LONG-TERM DEBT

	Maturity Date	June 30, 2017	March 31, 2017
			(As restated -
			see note 2)
Mortgage payable with a five year term and	August 1, 2021	$3,104	$3,210
amortization period of seven years bearing
an annual interest rate of 4.9%
Mortgage payable with a five year term and	December 1, 2019	1,283	1,345
amortization period of seven years bearing
an annual interest rate of 5.3%
Mortgage payable with a five year term and	December 1, 2020	2,880	2,994
amortization period of seven years bearing
an annual interest rate of 4.8%
Term loan at 10% interest with monthly repayment	October 1, 2024	1,686	1,724
Capital lease obligations with interest rates		961	1,057
between 5.9%-17.1%, and terms between
2-5 years, lien against the related leased
equipment

		9,914	10,330
Less: current portion		(1,691)	(1,691)

Long-term portion		$8,223	$8,639

The mortgage with a maturity date of August 1, 2021 is secured by a first charge mortgage on the Tweed Farms property, a first position on a Tweed Farms general security agreement and a specific security interest, backed by a corporate guarantee from the Company. In respect of the mortgage with a maturity date of December 1, 2020, the mortgage is secured by a first charge on the Mettrum Bowmanville property. So long as the Company has positive cash on its balance sheet at year-end, it will be deemed to have met its financial covenant for each of these two mortgages. The Company was in compliance with this covenant as at March 31, 2017 for each of these mortgages.

The mortgage with a maturity date of December 1, 2019 is secured by a first charge on the Tweed Farms property. The Company must maintain an annual fixed coverage charge ratio (meaning earnings before interest, taxes, depreciation and amortization plus any contributions during the year divided by the current portion of long-term debt and interest payments) of 1.30:1 as measured at year-end. The Company was in compliance with this covenant as at March 31, 2017.

The mortgages payable, all with the same Canadian financial institution, can be prepaid at any time but is subject to a prepayment fee equal to the greater of (a) three months’ interest on the amount being prepaid or (b) the amount of interest lost by the lender over the remaining term of the loan on the amount being prepaid.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

13.	LONG-TERM DEBT (CONTINUED)

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at June 30, 2017 and March 31, 2017.

The term loan was added to the existing lease agreement for the Toronto Bedrocan facilities. The loan accrues interest at 10% annually and is payable over the initial ten-year term of the amended lease to October 1, 2024 by way of additional monthly rent of $27, which includes principal and interest payments.

14.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non-cash changes
	April 1, 2017	Cash flows	Acquisition	New leases	June 30, 2017
Long-term borrowings	$9,273	$(320)	$—	$—	$8,953
Capital lease obligations	1,057	(96)	—	—	961

Long-term debt	$10,330	$(416)	$—	$—	$9,914

			Non-cash changes
	April 1, 2016	Cash flows	Acquisition	New leases	June 30, 2016
Long-term borrowings	$3,457	$(94)	$—	$—	$3,363
Capital lease obligations	565	(60)	—	260	765

Long-term debt	$4,022	$(154)	$—	$260	$4,128

15.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares.

On April 1, 2017, the Company released 144,378 of the 288,756 shares held in escrow in relation to the MedCann Access purchase as certain milestones of the acquisition had been met.

On April 1, 2017, the Company released the remaining 129,016 shares held in escrow in relation to the Hemp.CA purchase.

On April 3, 2017, 21,959 common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg (see Note 18). The remaining 90,974 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

On May 1, 2017, 3,494,505 common shares were issued for the purchase of all the outstanding shares of rTrees (see Note 10). Of the 3,494,505 shares, 698,901 shares were released on closing, 698,901 were released during the first quarter and 2,096,703 remain in escrow and will be either (i) released to the former shareholders of rTrees upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

During the three months ended June 30, 2017, 728,776 employee stock option plan (“ESOP”) options were exercised ranging in price from $0.56 to $4.15 for gross proceeds of $1,511.

Option plan

The Company has an ESOP that is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates, which have been set at six years from issuance. Options under the Plan remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

15.	SHARE CAPITAL (CONTINUED)

issuance for options that may be granted under the Plan is 10% of the common shares outstanding, which amounts to 16,766,781 at June 30, 2017.

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Average exercise price
Balance outstanding at March 31, 2017 (As restated—see note 2)	10,044,112	$3.97

Options granted	5,355,350	8.21
Replacement options issued as a result of the rTrees acquisition	219,433	3.18
Options exercised	(728,776)	2.16
Options forfeited/cancelled	(483,275)	4.88

Balance outstanding at June 30, 2017	14,406,844	$5.61

The Company recorded $2,523 for the quarter ended June 30, 2017 (for the quarter ended June 30, 2016—$655) in share-based compensation expense related to options.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the quarters ended June 30, 2017 and 2016 by applying the following assumptions:

	June 30, 2017	June 30, 2016
Risk-free interest rate	1.19%	1.13%
Expected life of options (years)	1 - 6	1 - 6
Expected annualized volatility	62%	61%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$3.89	1.01

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. Beginning the fourth quarter of Fiscal 2017, the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

Other share based payments

Prior to Mettrum’s acquisition by the Company, Mettrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Mettrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Mettrum, the obligation for this share based compensation was assumed by the Company. Upon acquisition, these respective share purchase agreements resulted in additional purchase consideration of $480. Post-acquisition, these payments have been accounted for as share based compensation expense. The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively. The Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period based on the fair value of the shares on the acquisition date. In the quarter ended June 30, 2017, the Company recorded $1,044 in share-based compensation related to these shares.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

15.	SHARE CAPITAL (CONTINUED)

The Company recorded a gain of $37 for the quarter ended June 30, 2017 (for the year quarter June 30, 2016 – expense of $125) in share-based compensation for escrowed shares issued on the acquisition of MedCann Access that were related to employment. These shares were measured at fair value at the date of grant and expensed over their vesting period.

The Company recorded $86 for the quarter ended June 30, 2017 (for the quarter June 30, 2016—$nil) in share-based compensation expense related to a bonus that will be paid to a former shareholder of Spektrum Cannabis GmbH within two years of the acquisition if certain performance targets are met and the shareholder remains as an employee.

The Company recorded $395 for the quarter ended June 30, 2017 (for the quarter June 30, 2016—$nil) in share-based compensation expense related to the issuance of shares in Canopy Rivers to employees of the Company (see Note 12 a).

In addition the Company recorded a gain of $53 for the quarter ended June 30, 2017 in share-based compensation expense (for the quarter ended June 30, 2016—$88) related to shares provided in exchange for sales and marketing services. The Company has determined that the sales and marketing services received are best measured by reference to the fair value of the equity granted as the services are rendered. This gain is recorded in sales and marketing expenses.

16.	EARNINGS PER SHARE

Net income per common share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per common share was calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

17.	RELATED PARTIES

The Company leases premises for the two Bedrocan facilities in Toronto from a company controlled by a director of the Company. The leases expire on October 14, 2018 (with 3 separate options to renew for an additional period of 5 years) and August 31, 2024, respectively. Included in the expenses for the quarter ended June 30, 2017 for rent and operating costs was $197 (for the quarter ended June 30, 2016—$192). The Company had $nil owing in accounts payable and accrued liabilities at June 30, 2017 (June 30, 2016—$nil).

The Company leases premises for the Mettrum Hempworks Inc. (“Hempworks”) production facility located in Barrie, Ontario from the former founder and shareholder of Hempworks and former officer of Mettrum, now an employee and shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. Included in the expenses for the quarter ended June 30, 2017 for rent and operating costs was $32. At June 30, 2017, the Company had $4 owing related to rent associated with these leased premises. All amounts exclude HST.

Pursuant to the share purchase agreement with Hemp.CA, the Company entered into a lease for the Vert and Hemp.CA properties, of which a shareholder is also the landlord. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the quarter ended June 30, 2017, the expense incurred under this lease including base rent and operating costs was $14.

On January 13, 2017, the Company acquired the entire building and land, known as 1 Hershey Drive, Smiths Falls, Ontario, from Tweed Hershey which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor). The Company had previously been leasing a portion of this facility from Tweed Hershey. For the quarter ended June 30, 2016, the expense incurred under this lease was $632.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

–17.	RELATED PARTIES (CONTINUED)

The CEO is providing consulting services to the Company at $55 per quarter and is eligible for up to an annual $300 bonus, representing his sole cash compensation. For the quarter ended June 30, 2017 consulting expenses totaled $130 (for the quarter ended June 30, 2016—$100). The Company had $130 owing in accounts payable and accrued liabilities at June 30, 2017 (June 30, 2016—$300). All amounts exclude HST.

The Company currently has a loan payable to a director of the Company. Included in interest expense for the quarter ended June 30, 2017 was an amount of $45 (for the quarter ended June 30, 2016—$46). At June 30, 2017, the loan balance was $1,686 (June 30, 2016—$1,834) (see Note 13).

During the quarter ended June 30, 2017, $211 was expensed in director’s fees (for the quarter ended June 30, 2016—$60). The Company had $99 owing in accounts payable and accrued liabilities to directors at June 30, 2017 (June 30, 2016—$5).

The Company has loans receivable from four officers and two directors in connection with the share purchase loan described in Note 12 a). At June 30, 2017, the loans receivable was $308 (March 31, 2017—$nil).

A shareholder of Canopy Rivers provides consulting services to Canopy Rivers and the Company. During the quarter ended June 30, 2017, Canopy Rivers and the Company expensed $80 and $240, respectively (June 30, 2016—$nil and $153, respectively).

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

18.	COMMITMENTS AND CONTINGENCIES

(a)	The Company leases production and retail space under operating leases which range in expiration from October 14, 2018 to November 1, 2036 and also has royalty, equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b)	On February 11, 2016, the Company announced that it had entered into a business agreement with the recording artist known as Snoop Dogg. Under the agreement between the Company and LBC Holdings, Inc., a company controlled by Snoop Dogg, the two parties will partner on select content and brand strategy exclusively in Canada. The Company has determined the services received are best measured by reference to the fair value of the equity granted. The license agreement is for a term of up to five years.

As partial consideration for the arrangement, LBC Holdings, Inc. will receive a combination of common shares, royalties, and monetary compensation, released over the course of the agreement. The share consideration was comprised of common shares totaling 386,100 at a price of $2.59 per share, of which 135,135 common shares were issued on February 11, 2016 and 159,991 common shares issued subsequently, with the remaining of the 90,974 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

(c)	A portion of the purchase price of MedCann Access, which was acquired on October 1, 2015, was in the form of contingent consideration. The contingent consideration was contingent on future performance related to employment and customer milestones, certain marketing milestones, and specific achievements within one to two years of the acquisition date. The Company’s liability for this contingent consideration was measured at fair value based on the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The Company has assessed the milestones associated with the MedCann Access acquisition. Out of the remaining 2,161,026 shares that were held in escrow, 722,378 were released to former MedCann Access shareholders related to employment and as certain milestones of the acquisition had not been met, 1,149,892 were released to the Company and cancelled. 144,378 shares were released on April 1, 2017 and 144,378 shares remain under escrow and are related to employment.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d)	In March 2015, a claim was commenced against Canopy Growth Corporation by the former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(e)	Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products.

A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(f)	On July 14, 2017, Bedrocan Canada commenced arbitration proceedings against Bedrocan International BV seeking performance of Bedrocan International’s contractual obligations under the licensing and distribution agreement (“LDA”) between the parties. Management believes the impact of the arbitration proceedings on the Company and its customers to be negligible and is hopeful for a positive resolution.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

The changes in non-cash working capital items are as follows:

	June 30, 2017	June 30, 2016
Amounts receivable	$(649)	$(196)
Prepaid expenses and other assets	(2,098)	(323)
Biological assets and inventory	(3,384)	(1,572)
Accounts payable and accrued liabilities	(500)	(95)
Deferred revenue	120	—
Other liabilities	(28)	(317)

Total	$(6,539)	$(2,503)

Non-cash transactions

Excluded from the June 30, 2017 condensed interim consolidated statements of cash flows was a total of $2,171 in accounts payable and accrued liabilities of property, plant and equipment and assets in process purchases. Included for the June 30, 2017 condensed interim consolidated statements of cash flows is a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment and assets in process purchases and $90 of share issue costs.

Excluded from the June 30, 2016 condensed interim consolidated statements of cash flows is a total of $1,719 in accounts payable and accrued liabilities of property, plant and equipment and assets in process purchases. Included for the June 30, 2016 condensed interim consolidated statements of cash flows is a total of $946 in accounts payable and accrued liabilities as follows: $877 of property, plant and equipment and assets in process purchases and $69 of share issue costs.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

19.	SUPPLEMENTARY CASH FLOW INFORMATION (CONTINUED)

Cash and cash equivalents consist of the following:

	June 30, 2017	June 30, 2016
Cash	$72,778	$9,527
Short-term guaranteed investment certificates	42,716	10,000

Total cash and cash equivalents	$115,494	$19,527

Cash and cash equivalents include $55,698 held by Canopy Rivers for purposes of providing growth capital in the federally regulated Canadian cannabis industry.

20.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1—valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3—valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the year, there were no transfers of amounts between levels.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents are classified as Level 1 financial instruments.

The short-term investments, restricted investments, and debt are classified as Level 2 financial instruments. The warrants were valued using a Black-Scholes option pricing model and are also classified as a Level 2 financial instrument.

The Company’s other financial instruments, including accounts receivable, accounts payable and accrued liabilities, and other liabilities are carried at cost which approximates fair value due to the relatively short maturity of those instruments.

The Company’s liability for the MedCann Access related contingent consideration was measured at fair value based on unobservable inputs, and was considered a level 3 financial instrument. The fair value of the liability determined by this analysis was primarily driven by the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones by October 1, 2016 and a discount rate. At June 30, 2017 there was no contingent consideration remaining. The Company recognized $nil and $12 for the quarters ended June 30, 2017 and 2016, respectively, in the increase in fair value of acquisition consideration related liabilities line of the statement of net income and comprehensive income.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

21.	SEGMENTED INFORMATION

The Company operates in one segment, the production and sale of medical cannabis.

All property, plant and equipment and intangible assets are located in Canada, except for $259 which is located outside of Canada.

All revenues were principally generated in Canada during the quarter ended June 30, 2017, except for $325, related to exported medical cannabis generated outside of Canada. All revenues were generated in Canada during the quarter ended June 30, 2016.

22.	EXPENSES BY NATURE

Operating expenses are presented on the face of the consolidated statements of operations using a classification based on the functions Cost of sales (recovery), “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

Operating expenses totalled $20,113 and $11,071 for the quarters ended June 30, 2017 and 2016. Total operating expenses were distributed by nature as follows:

	June 30, 2017	June 30, 2016
Employee compensation and benefits	$9,940	$3,349
Raw materials used and consumables	2,543	1,240
Other costs of sales	1,695	1,118
Net valuation gains related to inventory and biological assets	(12,940)	(825)
Share-based compensation	3,958	975
Acquisition-related costs	836	—
Depreciation and amortization	5,057	912
Legal and professional fees	1,416	703
Royalties	529	(2)
Consultants	1,073	892
Facility expenses	1,302	846
Patient assistance	1,678	282
Marketing and promotion	640	560
Office expenses	1,224	335
Travel and other employee expenses	808	330
Bank and payment processor fees	354	136
Share of loss in equity investments	—	220

Total	$20,113	$11,071

23.	CAPITAL MANAGEMENT

The Company’s objective is to maintain sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity and debt. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable profitable growth. The Company currently has not paid any dividends to its shareholders.

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

23.	CAPITAL MANAGEMENT (CONTINUED)

As at June 30, 2017 total managed capital was comprised of shareholders’ equity and debt of $692,773 (June 30, 2016—$625,102).

There were no changes in the Company’s approach to capital management during the year.

The Company is subject to externally imposed restrictions related to covenants on its mortgage payable (see Note 13).

24.	SUBSEQUENT EVENTS

(a) Private placement

On July 26, 2017, the Company completed a private placement financing of 3,105,590 common shares for aggregate gross proceeds of $25,000. The offering price was $8.05 per share. The transaction was unbrokered, so transaction costs solely related to legal fees of $25 were paid as part of the common share issuance.

(b) Canopy Rivers Investments

Subsequent to June 30, 2017, Canopy Rivers entered into funding arrangements to provide growth capital and strategic support to two cannabis producers and applicants regulated pursuant to the ACMPR totaling $7,975. The investments were comprised of two convertible debentures of $2,000 each, $2,500 to be held in trust in respect of a share subscription agreement and $975 in respect of shares subscribed in one of the ACMPR applicant parties.

25.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current presentation.